Exhibit 99.1

Invitation to the
Annual General Meeting of Alcon, Inc.

__________________________

Tuesday, May 5, 2009, 2:00 p.m. (doors open at 1:00 p.m.)
Congress Center Metalli at the Parkhotel Zug, CH-6304 Zug, Switzerland

Agenda

1.	Approval of the 2008 Annual Report and Accounts of Alcon, Inc. and the 2008 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

2.	Appropriation of Available Earnings and Proposed Dividend to Shareholders for the Financial Year 2008

3.	Discharge of the Members of the Board of Directors for the Financial Year 2008

4.	Election of Group and Parent Company Auditors

5.	Election of the Special Auditors

6.	Elections to the Board of Directors

7.	Approval of Share Cancellation

8.	Editorial Amendments to the Articles of Association

April 1, 2009
Dear Shareholder:
On behalf of our Board of Directors, we would like to invite you to the Annual General Meeting of Shareholders of Alcon, Inc. to be held at the Congress Center Metalli, Zug, Switzerland, on Tuesday, May 5, 2009.  Various items are proposed for approval at the meeting.  The agenda and related information are set out below.
Your vote is important.  If you are a registered holder, please vote now by proxy so that your shares are represented at the meeting.  You can vote your shares by marking your choices on the enclosed proxy card, and then signing, dating and mailing it in the enclosed envelope or by following the Internet or telephone voting instructions on the proxy card.  Using any of these methods, you authorize Alcon, Inc. to vote your shares as you specified.  If you authorize Alcon, Inc. to vote your shares without giving any instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda.  If new proposals (other than those on the agenda) are being put forth before the meeting, the Alcon, Inc. representative will vote your shares in accordance with the position of the Board of Directors.  Proxy forms must be sent to the Company in the enclosed envelope, arriving no later than April 28, 2009.
If you are a registered holder, you may also authorize the independent representative, Ms. Andrea Hodel, Attorney-At-Law, Zug, Switzerland, with full rights of substitution, to vote your shares on your behalf.  Ms. Hodel’s address is:  Industriestrasse 13c, CH-6304 Zug, Switzerland.  If you authorize the independent representative to vote your shares without giving instructions, your shares will be voted in accordance with the proposals of the Board of Directors with regard to the items listed on the agenda.  If new proposals (other than those on the agenda) are being put forth before the meeting, the independent representative will abstain from voting your shares with regards to any such new proposals.  Proxy forms authorizing the independent representative to vote your shares on your behalf must be sent to the Company in the enclosed envelope or directly to the independent representative, arriving no later than April 28, 2009.
Alternatively, if you are a registered holder, you may choose to attend the meeting and vote in person, or appoint a proxy of your choice to vote at the meeting for you.  The proxy need not be a shareholder.  If you choose to attend the meeting in person, or appoint a proxy to attend on your behalf, your shares can only be voted at the meeting.  To select one of these options, please complete the attendance portion of the enclosed proxy card and return it to the Company in the enclosed envelope, arriving no later than April 28, 2009.
If you are a beneficial owner, you are requested to instruct your broker or custodian as to how to vote your shares using the instruction form provided to you.  You may also instruct your broker or custodian to authorize the independent representative to vote your shares.  Alternatively, if you wish to vote in person then you need to:
a)
obtain a power of attorney from your broker or other custodian authorizing you to vote the shares held for you by that broker or custodian, and request an admission card using the power of attorney; or

b)	become a registered holder no later than April 15, 2009, and request an admission card by that date.
Each holder wishing to attend the meeting in person must present his/her admission card before 1:45 p.m. on May 5, 2009, at one of the control offices at the meeting location for validation.  Doors open at 1:00 p.m.  Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy and beneficial owners who have not obtained a power of attorney from their broker or custodian may not attend the meeting in person or send an alternate proxy of their choice to represent them at the meeting.
Please note that shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.
Very sincerely yours,
Alcon, Inc.

/s/ Cary Rayment                                                              /s/ Elaine Whitbeck
Cary Rayment                                                                   Elaine Whitbeck, Esq.
Chairman                                                                         Corporate Secretary
                                and General Counsel

Shareholder Information

Stock exchange listings

The shares of Alcon, Inc. are listed on the New York Stock Exchange (NYSE) under the symbol “ACL.”

Registered office

Alcon, Inc., Bösch 69, P.O. Box 62, CH-6331
Hünenberg, Switzerland
Telephone +41-41 785-8888

Further information

For any additional information about Alcon, Inc., please contact Alcon Investor Relations, 6201 South Freeway, MCT7-5, Fort Worth, Texas, 76134-2099, Telephone (800) 400-8599, E-mail investor.relations@alconlabs.com or visit our web site at www.alcon.com.

Important dates

April 23, 2009
Announcement of first quarter 2009 earnings

May 5, 2009
Annual General Meeting

May 11, 2009
Record date for payment of dividend

May 12-15, 2009
Currency election period

May 28, 2009
Payment of dividend

July 23, 2009
Announcement of second quarter 2009 earnings

October 28, 2009
Announcement of third quarter 2009 earnings

February 16, 2010
Announcement of fourth quarter 2009 earnings

May 20, 2010
Next Annual General Meeting

Item 1

Approval of the 2008 Annual Report and Accounts of Alcon, Inc. and the
2008 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries

A.	Proposal

The Board of Directors proposes that the 2008 Annual Report and Accounts of Alcon, Inc. and the 2008 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries be approved.

B.	Explanations

The Alcon, Inc. 2008 Financial Report containing the Company’s audited consolidated financial statements with accompanying notes and required Swiss disclosures and its audited Swiss statutory financial statements prepared in accordance with Swiss law is available in the Investors & Media section of the Company’s web site at www.alcon.com.  Copies of this document may be obtained without charge by contacting Alcon Investor Relations either by phone or in writing at the address indicated above.  Copies are also available for physical inspection at the Alcon, Inc. registered office.

Item 2

Appropriation of Available Earnings and Proposed
Dividend to Shareholders for the Financial Year 2008

A.	Proposal

The Board of Directors proposes that Alcon, Inc. earnings be appropriated, and a dividend be paid to shareholders, as follows:

Profit carried forward from the financial year 2007                                                                                      CHF    2,514,230,980

Loss for the financial year 2008 as per the income statement                                                                   CHF        (43,268,886)

Allocation to Dividends: CHF 3.95 per share                                                                                            CHF    1,207,157,387

Balance to be carried forward                                                                                                                         CHF    1,263,804,707

B.	Explanations

The Board of Directors proposes a dividend of CHF 3.95 (approximately USD 3.38 based on the USD/CHF exchange rate in effect on February 27, 2009) per share for the financial year 2008.  The dividend, net of Swiss withholding taxes, will be paid out on May 28, 2009, to all shareholders of record as of May 11, 2009.  Dividend payments will be made in USD converted at the USD/CHF exchange rate on May 26, 2009, unless shareholders timely elect to receive dividends in CHF.  The election period will commence May 12, 2009 and expire on May 15, 2009, at 4:00 p.m. (EDT).  Elections must be sent in writing to the following address:

BNY Mellon Shareowner Services
Attn:  Kerri Shenkin
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310 USA
Fax number:  (201) 680-4604

Elections must be renewed each year.

The CHF 1,207,157,387 allocated to dividends above includes CHF 27,921,353 representing the net additional dividends that would be payable if all vested stock options and share-settled stock appreciation rights were exercised and restricted shares and restricted share units vested in 2009 prior to the record date for the dividend payment after giving effect to repurchases of Alcon, Inc. shares through the dividend record date of May 11, 2009.  Dividends associated with stock options and share-settled stock appreciation rights which are not exercised by the dividend record date and with any shares acquired by Alcon, Inc. and subsidiaries in 2009 and held in Treasury on the dividend record date, will be transferred to retained earnings.

Item 3

Discharge of the Members of the Board of Directors for the Financial Year 2008

A.	Proposal

The Board of Directors proposes that discharge be granted to the members of the Board of Directors for the financial year 2008.

B.	Explanations

Under Swiss statutory law, the Board of Directors may seek discharge from the shareholders upon approval by the shareholders of the annual financial statements.  If discharge is granted, the corporation and those shareholders who have voted in favor of discharge cannot assert any claims based on Swiss corporation law for directors’ liability with respect to matters then known to the shareholders.  The right to assert liability claims still exists, however, with respect to matters not known to the shareholders on the date on which discharge was granted.

Item 4

Election of Group and Parent Company Auditors

A.	Proposal

The Board of Directors proposes that KPMG AG, Zug (“KPMG AG”), be elected as Group and Parent Company Auditors for a one-year term of office.

B.	Explanations

KPMG AG has confirmed its willingness to be appointed as Group and Parent Company Auditors.  To the extent necessary in connection with a review of the U.S. GAAP financial statements of Alcon, Inc., KPMG AG will draw on the expertise and the resources of KPMG LLP, Fort Worth, Texas (USA).  KPMG LLP will also be retained for the filings to be made by Alcon, Inc. with the U.S. regulatory authorities.

KPMG AG has confirmed to the audit committee of the Alcon, Inc. Board of Directors that it possesses the level of independence required by Swiss statutory law to take on this role, and KPMG LLP has further confirmed that it satisfies the requirements in terms of independence imposed by the U.S. Securities and Exchange Commission (“SEC”).

Item 5

Election of the Special Auditors

A.	Proposal

The Board of Directors proposes that OBT AG, Zürich, be re-elected as Special Auditors for a one-year term of office.

B.	Explanations

Article 27 of the Alcon, Inc. Articles of Association allows for appointment of a special auditing firm to be entrusted with the examinations required under applicable law in connection with capital increases.  OBT AG has confirmed its willingness to be reappointed as special auditors.

Item 6

Elections to the Board of Directors

A.	Proposal

The Board of Directors proposes that Kevin Buehler be elected as a new member of the Board of Directors for a three-year term of office, that Paul Bulcke be re-elected to the Board of Directors for a three-year term of office, that Joan W. Miller be elected as a new member of the Board of Directors for a three-year term of office, and that Hermann Wirz be elected as a new member of the Board of Directors for a two-year term of office.

B.	Explanations

Kevin Buehler. Mr. Buehler was appointed President and Chief Executive Officer of Alcon, Inc. effective April 1, 2009.  Mr. Buehler joined Alcon in 1984.  In 1996, after holding a series of sales management positions with increasing responsibility in the Consumer Products Division, Mr. Buehler expanded his experience into the pharmaceutical and surgical business areas, leading the Company's U.S. Managed Care and Falcon Generic Pharmaceutical groups.  In 1998 he was promoted to a Vice President position and in 1999, he led the U.S. Consumer Products Division as Vice President and General Manager. From 2002 to 2004, Mr. Buehler was International Area Vice President with responsibility for the Company's operations in Latin America, Canada, Australia and the Far East.  From 2004 to 2006, he was Senior Vice President, Alcon United States.    He served as Senior Vice President, Alcon United States and Chief Marketing Officer from February 2006 through December 2006.  He served as Senior Vice President, Global Markets and Chief Marketing Officer of Alcon Laboratories, Inc. from January 2007 through March 2009.

Paul Bulcke. Paul Bulcke joined the Alcon, Inc. Board in May 2008.  He has served as Chief Executive Officer of Nestlé S.A. since April 2008. Mr. Bulcke began his career in 1977 as a financial analyst for Scott Graphics International in Belgium before moving to the Nestlé group in 1979 as a marketing trainee.  From 1980 to 1996 he held various marketing, sales and division functions in Nestlé Peru, Nestlé Ecuador and Nestlé Chile before moving back to Europe as Managing Director of Nestlé Portugal.  Between 1998 and 2003 he was Managing Director of Nestlé Czech and Slovak Republic, and then Nestlé Germany.  In 2004, he was appointed as Executive Vice President, responsible for Zone Americas.  Mr. Bulcke serves as a director of Nestlé S.A. and Co-Chairman of the Supervisory Board of Cereal Partners Worldwide.  Mr. Bulcke graduated from the University of Leuven as a Commercial Engineer and obtained his post graduate in Management at the University of Gent in Belgium.

Joan W. Miller, M.D.  Joan W. Miller is proposed to be elected to the board of directors as a replacement for Gerhard Mayr.  The term of office of Gerhard N. Mayr expires at the Annual General Meeting to be held on May 5, 2009.  Mr. Mayr will retire from office and will not stand for re-election.  Dr. Miller is proposed to be elected to the board of directors for a three-year term of office.

Dr. Miller is Chief and Chair of Ophthalmology and Henry Willard Williams Professor of Ophthalmology at the Massachusetts Eye and Ear Infirmary and Harvard Medical School.  Dr. Miller’s research interests are focused on ocular neovascularization, particularly as it relates to macular degeneration and diabetic retinopathy, including the role of growth factors, the development of antiangiogenic therapy, and photodynamic therapy.  Dr. Miller has received numerous awards, including the Rosenthal Award of the Macula Society, the Retina Research Award from the Club Jules Gonin and the Alcon Research Institute Award.  Dr. Miller’s professional affiliations include American Academy of Ophthalmology, Association for Research in Vision and Ophthalmology, Inc. (ARVO), and the New England Ophthalmological Society (NEOS).

Hermann Wirz. Hermann Wirz is proposed to be elected to the board of directors as a replacement for Paul Polman who resigned from Alcon’s board of directors effective September 6, 2008.  Mr. Polman was a member of the class of directors whose term of office would expire in 2011.  Mr. Wirz is proposed to be elected to the board of directors for a two-year term of office.

Mr. Wirz began his career in 1968 in financial and management accounting for Electrical Company Lucerne Switzerland.  From 1969 through 1971, he held a management accounting position for Shell Switzerland.  He joined Nestlé in 1972 and worked in industrial accounting and budgeting functions for Nestlé England, Spain and Venezuela.  He subsequently was appointed Manager Operational Control Latin America for Nestec Switzerland in 1980 and in 1984 was promoted to Director of Finance & Control for Nestlé Peru, and for Nestlé Venezuela in 1989.  Mr. Wirz was appointed Executive Vice President and Chief Financial Officer of Nestlé Mexico in 1995 and served in that position through 2000.  In 2001, he was appointed Chief Accounting Officer (Senior Vice President as Head of Group Accounting & Reporting) for Nestlé S.A., Switzerland.  He was a member of the Swiss Chamber of Commerce in Peru, Venezuela and Mexico and also a member of the Admission Board of the Swiss Stock Exchange.  He achieved his degree in Business Administration from Lucerne, Switzerland, and has completed the Programme for Executive Development at the International Institute for Management Development (IMD) in Lausanne, Switzerland.

Item 7

Approval of Share Cancellation

A.	Proposal

The Board of Directors proposes that 1,043,400 shares, at CHF 0.20 par value per share, which have been repurchased by Alcon, Inc. be cancelled and that, as a result, the share capital of Alcon, Inc. be reduced from 60,944,541.20 to CHF 60,735,861.20.

Article 4 para. 1 of the Alcon, Inc. Articles of Association shall be amended accordingly.

B.	Explanations

The Board of Directors has authorized the repurchase of shares of the Company from time to time. The repurchased shares may be held in treasury and reused at a later date or, alternatively, may be cancelled.

The Board of Directors now proposes that the Annual General Meeting approve the cancellation of 1,043,400 repurchased shares and that the share capital in Article 4 para. 1 of the Alcon, Inc. Articles of Association be reduced accordingly.

KPMG AG as statutory auditors have confirmed in a special audit report prepared for the Annual General Meeting that, as of March 31, 2009, the claims of creditors would be covered even with the proposed reduction in capital.

Item 8

Editorial Amendments to the Articles of Association

A.	Proposal

The Board of Directors proposes to amend articles 9, 17 lit. b), 18 lit. j), 27 para. 1 and 3 as well as heading C) of the Articles of Association as follows (proposed changes are marked):

Artikel 9 Ordentliche Generalversammlungen	Article 9 Ordinary Shareholders' Meetings

Die ordentliche Generalversammlung findet alljährlich innerhalb von sechs Monaten nach Schluss des Geschäftsjahres statt; spätestens zwanzig Tage vor der Versammlung sind der Geschäftsbericht und der Revisionsbericht ~~mit dem Bericht der Konzernprüfer~~ den Aktionären am Gesellschaftssitz zur Einsicht aufzulegen. Jeder Aktionär kann verlangen, dass ihm unverzüglich eine Ausfertigung dieser Unterlagen ohne Kostenfolge zugestellt wird. Die im Aktienbuch eingetragenen Aktionäre werden hierüber durch schriftliche Mitteilung unterrichtet.

The Ordinary Shareholders' Meeting shall be held each year within six months after the close of the fiscal year of the Company; the business report and the Auditor's report~~, together with the group auditor's report,~~ shall be made available for inspection by the shareholders at the place of incorporation of the Company no later than twenty days prior to the meeting. Each shareholder is entitled to request immediate delivery of a copy of these documents free of charge. Shareholders of record will be notified of this in writing.

Artikel 17 Befugnisse der Generalversammlung	Article 17 Specific Powers of the Shareholders' Meeting

b)die Wahl der Mitglieder des Verwaltungsrates, der Revisionsstelle~~, des Konzernprüfers~~ und der besonderen Revisionsstelle;	b)election of the members of the Board of Directors, the Auditors~~, the Group Auditors~~ and the special auditors;

Artikel 18 Besonderes Quorum	Article 18 Special Quorum

j)die Auflösung der Gesellschaft ~~ohne Liquidation~~;	j)the dissolution of the Company ~~without liquidation~~;

C. Revisionsstelle~~, Konzernprüfer~~ und Spezialrevisionsstelle	C. Auditors~~, Group Auditors~~ and Special Auditors

Artikel 27 Amtsdauer, Befugnisse und Pflichten	Article 27 Term, Powers and Duties

[1] Der Revisionsstelle ~~und dem Konzernprüfer~~, die ~~beide~~ von der Generalversammlung gewählt ~~werden~~ wird, obliegen die ~~ihnen~~ ihr vom Gesetz zugewiesenen Befugnisse und Pflichten. ~~Dieselbe Person kann Revisionsstelle und Konzernprüfer sein.~~

[1] The Auditors ~~and the Group Auditors~~, ~~both of~~ which shall be elected by the Shareholders' Meeting, shall have the powers and duties vested in them by law. ~~The duties of Auditors and Group Auditors may be performed by the same person.~~

[3] Amtsdauer der Revisionsstelle~~, des Konzernprüfers~~ und gegebenenfalls der besonderen Revisionsstelle beträgt ein Jahr. Sie beginnt mit dem Tag ihrer Wahl und endet mit der ersten darauffolgenden ordentlichen Generalversammlung.

[3] The term of office of the Auditors~~, the Group Auditors~~ and (if appointed) the special auditors shall be one year. The term of office shall commence on the day of election, and shall terminate on the first Annual Shareholders' Meeting following their election.

B.	Explanations

Since January 1, 2008, the Swiss Code of Obligations requires a qualified majority for decisions on any kind of dissolution of a Swiss corporation.  Accordingly, the Board of Directors proposes to adopt Article 18 lit. j of the Articles of Association.  Article 727 et seq. of the Swiss Code of Obligations do no longer provide for the designation "group auditors" (Konzernprüfer), but refer to "auditors" (Revisionsstelle) for auditors who audit the statutory financial statements as well as the consolidated financial statements.  Accordingly, the Board of Directors proposes to delete the reference to "Group Auditors" (Konzernprüfer) in the Articles of Association.

Organizational Matters

Admission cards/Voting material
Shareholders who are registered in the share register on March 19, 2009, will receive the proxy and admission form (including the voting material) directly from the share registrar of the Company.  Beneficial owners of shares will receive an instruction form from their broker or custodian to indicate how they wish their shares to be voted.  Beneficial owners who wish to attend the shareholders’ meeting in person are requested to obtain a power of attorney from their broker or other custodian that authorizes them to vote the shares held for them by the broker or custodian, and to request an admission card using the power of attorney.
Beneficial owners of shares and shareholders registered in the share register as of March 19, 2009, are entitled to vote and may participate in the shareholders’ meeting unless they sell their shares before the shareholders’ meeting takes place.  Each share carries one vote.
Persons who have acquired shares after March 19, 2009, but on or before April 15, 2009, will receive the proxy and admission form (including the voting material) shortly before the meeting.  Shareholders who have acquired shares after that date may not attend the Annual General Meeting of Alcon, Inc.  Shareholders who have sold their shares before the meeting date are not entitled to vote or participate in the meeting.

Granting of powers of attorney
Registered shareholders who are unable to participate in the shareholders’ meeting may appoint as a representative another shareholder, a third party, their bank or a corporate proxy holder.  Ms. Andrea Hodel, Attorney-at-Law, Industriestrasse 13c, CH-6304 Zug, Switzerland, is also available as an independent representative, with full rights of substitution, in the sense of article 689c of the Swiss Code of Obligations.
The power of attorney on the application form must be filled in accordingly, signed and returned to the address indicated below or to the independent representative arriving no later than April 28, 2009.  Powers of attorney are revocable, but Alcon, Inc. will treat any power of attorney as being valid unless the revocation has been sent in writing to Alcon, Inc. at the address referred to below.
Alcon, Inc.
c/o BNY Mellon Shareowner Services
P.O. Box 3531
S. Hackensack,  NJ  07606-9231

Registered shareholders who have appointed Alcon, Inc. or the independent representative as a proxy may not attend the meeting in person or send a proxy of their choice to the meeting.
With regard to the items listed on the agenda and without any explicit instructions to the contrary, the corporate proxy holder and independent representative will vote according to the proposals of the Board of Directors.  If new proposals (other than those on the agenda) are being put forth before the meeting, the corporate proxy holder will vote in accordance with the position of the Board of Directors and the independent representative will abstain from voting regarding new proposals.  Shareholders who sign and return their power of attorney without indicating a representative will be represented by the corporate proxy holder.

            Beneficial owners who have not obtained a power of attorney from their broker or custodian are not entitled to attend or participate in the meeting.

Proxy holders of deposited shares
Proxy holders of deposited shares in accordance with article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than May 5, 2009, 1:00 p.m. at the admission office.

Admission office
The admission office opens on the day of the shareholders’ meeting at 1:00 p.m.  Shareholders are kindly asked to present their admission cards at the entrance.
April 1, 2009